RUBICON MINERALS CORPORATION
(The "Company")

Quarterly Report
for the three months ended March 31, 2003

Schedule A: Financial Information

See unaudited financial statements for the three months ended March 31, 2003 attached hereto.

Schedule B: Supplemental Information

1.   Analysis of expenses and deferred costs

Unless otherwise indicated, all references herein are to Canadian dollars.

For a breakdown of Mineral Property Costs, see "Consolidated Statements of Deferred Property Costs" included unaudited financial statements attached hereto.

For a breakdown of General and Administrative Expenses, see "Consolidated Statements of Operations and Deficit" included in the unaudited financial statements attached hereto. The following table is a breakdown of Office Expenses for the three months ended March 31, 2003:

Name	March 31, 2003
Office Supplies, photocopying, telephone	12,942
Management Expense	1,784
Membership dues	1,183
Subscriptions / maps / reports	886
Interest & bank charges	2,035
Foreign exchange – general	1,275
Income Tax	1,645
Other	1,493
Total Office Expenses	**$ 23,243**

2.   Related party transactions

Other than set forth below, there are no material transactions with the directors, senior officers, promoters or other members of management on the Company, nor any associate or affiliate of any of the foregoing, that have occurred during the most recently completed fiscal year of the Company, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Two Directors of the Company, Michael J. Gray and David W. Adamson, are paid fees based on employment contracts at the rate of $6,500 per month. J. Garfield MacVeigh, another Director of the Company is paid a fee based on an employment contract at the rate of $5,000 per month. These fees for exploration and administrative management services have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established by the Board of Director's Remuneration Committee and agreed to by the related parties. The aggregate fees paid to directors in for the three months ended March 31, 2003 was $54,000 (2002 - $54,000).

The Company also paid a law firm, of which a partner of the firm is a director of the Company $90,000 for the three months ended March 31, 2003, for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and as at March 31, 2003 this firm is owed approximately $40,000 for an unpaid additional portion of this amount, a balance which is included in accounts payable and accrued liabilities.

None of the Company's directors participated in any financings during the period January 1, 2002 – March 31, 2003.

TSX Policy 1.1 deems John Tognetti an insider of the Company, because he owned approximately 10.69% of the Company, more than 10% of the voting rights attached to all outstanding voting shares of the Company. Mr. Tognetti participated in the following private placements during the period January 1 – March 31, 2003:

Name	Financing	Security Type	Number	Purchase / Exercise Price	Expiry Date
John Tognetti Major Shareholder	March 4, 2003 – Private Placement	Common Shares	168,000	$1.05	N/A
	March 4, 2003 – Private Placement	Warrants	84,000	$1.25	Feb. 26, 2005

Rubicon Management Ltd. ("RML") is a holding company for 2,300,000 shares in the Company, a third of which are each beneficially owned by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray. These individuals are directors of RML. No other arrangements exist between RML and the Company.

3. **Summary of Securities issued and options granted during the period:**

(a) securities issued during the period January 1 – March 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price / Exercise Price	Total Proceeds	Consider-ation	Commission Paid	Expiry Date (Warrants)
January 8, 2003	Common Shares	Warrant Exercise	102,500	$0.35	$35,875	Cash	N/A	N/A
January 14, 2003	Common Shares	Warrant Exercise	16,250	$0.80	$13,000	Cash	N/A	N/A
January 17, 2003	Common Shares	Mineral Property Acquisition	25,000	$1.10	$27,500	Mineral Property	N/A	N/A
January 28, 2003	Common Shares	Warrant Exercise	71,000	$0.65	$46,150	Cash	N/A	N/A
January 30, 2003	Common Shares	Warrant Exercise	73,231	$0.65	$47,600.15	Cash	N/A	N/A
February 14, 2003	Common Shares	Warrant Exercise	43,800	$0.35	$15,330	Cash	N/A	N/A
February 20, 2003	Common Shares	Private Placement	4,535,300	$1.05	$4,762,065	Cash	6% Cash commission and 6% Agents warrants on the financing	N/A
February 20, 2003	Warrants	Private Placement	2,267,650	$1.25	N/A	N/A		February 20, 2005
February 20, 2003	Agents Warrants	Private Placement	272,118	$1.05	N/A	N/A	N/A	February 20, 2005

February 24, 2003	Common Shares	Warrant Exercise	5,000	$0.35	$1,750	Cash	N/A	N/A
February 26, 2003	Common Shares	Private Placement	1,005,000	$1.05	$1,055,250	Cash	6% Cash commission and 6% Agents warrants on the majority of the financing	N/A
February 26, 2003	Warrants	Private Placement	502,500	$1.25	N/A	N/A		February 26, 2005
February 26, 2003	Agents Warrants	Private Placement	42,168	$1.05	N/A	N/A	N/A	February 26, 2005
February 28, 2003	Common Shares	Warrant Exercise	15,093	$0.35	$5,282.55	Cash	N/A	N/A
March 4, 2003	Common Shares	Private Placement	200,000	$1.05	$210,000	Cash	6% Cash commission and 6% Agents warrants on the majority of the financing	N/A
March 4, 2003	Warrants	Private Placement	100,000	$1.25	N/A	N/A		March 3, 2005
March 4, 2003	Agents Warrants	Private Placement	12,000	$1.05	N/A	N/A	N/A	March 4, 2005
March 4, 2003	Common Shares	Warrant Exercise	278,750	$0.80	$223,000	N/A	N/A	N/A
March 4, 2003	Common Shares	Warrant Exercise	187,500	$1.10	$206,250	N/A	N/A	N/A
March 18, 2003	Common Shares	Mineral Property Acquisition	250,000	$1.15	$287,500	Mineral Properties	N/A	N/A

(b)   options granted during the period January 1 – March 31, 2003:

Name of Person(s)	Date of Grant or Issuance	Reason for Grant or Issuance	# Shares Subject to Issuance	Exercise Price (Per Share)	Expiry Date
John J. Watkins	Jan. 17/03	Consultant Stock Option	75,000	$0.87	Jan. 17/05
Philip Martin	Feb. 15/03	Consultant Stock Option	125,000	$0.76	Feb. 15/05

4.   Summary of securities as at the end of the reporting period:

(a)   Description of authorized share capital:

The authorized capital of the Company consists of 250,000,000 Shares without par value, of which 40,840,675 were issued and outstanding as at March 31, 2003. All of the issued Shares are fully paid. Neither the Company nor Rubicon Minerals USA Inc. ("Rubicon USA") own any shares of the Company. No Shares are held by or behalf of the Company or by its subsidiary, Rubicon USA.

The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders. Each Share is equal to every other Share and all Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of

Shares are entitled to vote for each share held and are entitled to receive *pro rata* such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive *pro rata* the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Company Act.

(b) **Issued share capital:**

Issued:	40,840,675
Recorded value:	$25,434,047

(c) **Summary of options, warrants and convertible securities outstanding as at March 31, 2003:**

Type of Security	Number	Exercise Price	Expiry Date
Stock Options	795,000	$0.43	Nov. 22/03
	177,500	$0.21	Nov. 22/03
	325,000	$0.23	Nov. 22/03
	30,000	$0.38	Nov. 22/03
	35,000	$0.42	Nov. 22/03
	100,000	$0.37	Nov. 22/03
	10,000	$0.74	Nov. 22/03
	250,000	$1.34	May 29/04
	50,000	$0.87	Oct. 15/04
	20,000	$0.62	Nov. 20/04
	75,000	$0.87	Jan. 17/05
	125,000	$0.76	Feb. 15/05
	100,000	$1.15	July 9/07
	1,225,000	$0.83	Aug. 8/07
Warrants	1,069,616	$0.65	July 30/03
	1,687,500	$1.50	Sept. 4/03
	2,267,650	$1.25	Feb. 20/05
	502,500	$1.25	Feb. 26/05
	100,000	$1.25	Mar. 4/05
Agents Warrants	272,118	$1.05	Feb. 20/05
	30,150	$1.05	Feb. 26/05
	12,000	$1.05	Mar. 4/05
Rights (see Item 3c)	40,840,675	$30.00*	2006

(d) **total number of shares in escrow and those subject to a pooling agreement:**

None

5. Directors & Officers as of May 27, 2003:

Directors: J. Garfield MacVeigh, David W. Adamson, Michael J. Gray, Douglas B. Forster and David R. Reid.

Officers: Chairman of the Board – J. Garfield MacVeigh
President & CEO – David W. Adamson
VP Exploration, CFO and Secretary – Michael J. Gray
VP Investor Relations – Bill Cavalluzzo

Schedule C: Management Discussion for the period ended March 31, 2003

1.   DESCRIPTION OF BUSINESS

Rubicon Minerals Corporation is a Canadian mineral exploration company that trades on the TSX Venture Exchange with Tier 1 status, under the symbol RMX. The Company's core business is the exploration for and discovery of commercially viable gold and base metal deposits. The Company's focus is its exploration assets in the Red Lake gold camp, Ontario. It also has acquired district-scale gold exploration properties in Newfoundland. The Company does not have any assets that are in production.

In January 2003, the Company announced that it intersected high-grade gold from an initial drill program at its' 100% Rubicon controlled McFinley gold project located in the heart of the Red Lake Gold camp. Complete drill results of the initial program are in the Company's January 13, 2003 news release. Highlights of the November – December 2002 drilling are as follows:

- 21.26 ounces gold per ton (oz/ton) over 1.15 feet in a *new* target zone that is open for additional follow up. This section contains appreciable coarse visible gold.

- Additional significant gold intercepts including 1.85 oz/ton over 1.96 feet, 1.36 oz/ton over 2.13 feet and 0.49 oz/ton over 1.15 feet also open for follow up.

- The drill hole program tested only shallow depths between 50 to 400 feet (15 to 120 metres) below surface (see tabulated results in Exhibit A). All drill holes have intersected gold mineralization which attests to the presence of a significant size system open at depth and along strike.

- A previously unrecognized arsenopyrite replacement zone up to 20 feet (6 metres) thick, containing up to 75% fine-grained needle arsenopyrite, has been intersected in three diamond drill holes. These holes have returned only anomalous gold up to 3.54 g/t Au over 1.48 feet to date but similar style bodies are a major component of high-grade gold deposits in the Red Lake gold camp.

- New structures have been identified with both shallow and steep plunges that are prospective for follow up. These include a major breccia hosted body up to 100 feet wide which is indicative of significant disruption and dilation of the sulphide-rich sequence. High grade mineralization of 1.85 oz/ton gold over 1.96 feet intersected in hole MF-02-02 is related to this breccia hosted body.

- Preliminary observations indicate that high-grade gold is related to structures which cross cut mineralized north-east trending rock types, including mafic and ultramafic units, and are interpreted to be similar to ore zones in the nearby Campbell and Red Lake mines.

The program totaled 6,263 feet of drilling in 14 shallow holes and demonstrated the potential for high-grade gold zones which will be followed up with extensive drilling. In March 2003 the Company announced that it planned to conduct approximately 33,000 feet of drilling using three rigs. The drill program was designed to test numerous high potential targets, over an area of 3 kilometres.

The first quarter of 2003 was drill intensive for the Company. The Company announced the commencement of a drill program on its McCuaig Red Lake Joint Venture Project in late January 2003. In early February, the Company announced that it was to commence a $1.8 million exploration program, including 20,000 – 45,000 feet of diamond drilling, on several Red Lake, Ontario properties under option to AngloGold (Canada) Exploration Company.

The Company optioned three of its Newfoundland gold projects to International Lima Resources ("ILR") in February 2003. ILR was granted an option to earn up to 60% interests in the Glenwood Break, Wing's Point-Titan and Southern Golden Promise Properties in exchange for spending a total of $5.25 million over four years and issuing 1.2 million shares of ILR. Exploration commitments in the first year of the Agreements total $650,000 on a firm basis.

In February - March 2003, the Company sold, in three tranches, by way of a best efforts private placement, a total of 5,740,300 Units at a price of $1.05 per Unit for total gross proceeds of $6,027,315. Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $1.25 per Common Share until February 20, 2005. Research Capital Corporation acted as lead Agent in placing the Units, for which the Company paid a total of $349,038.90 (6% of the gross proceeds) cash commission and issued warrants which entitle the Agents to purchase a total of 316,286 (6% of the Units placed) Common Shares at a price of $1.05 per Common Share until February 20 (272,118 Warrants), February 26 (42,168 warrants) and March 4, 2005 (12,000 warrants). The net proceeds of the financing will be used to fund exploration on the Company's Red Lake assets, including the McFinley Gold Project, Ontario and for general working capital and corporate development purposes.

In early March 2003 the Company announced that it had it acquired certain rights to property and contractual interests in a portfolio of 63 mineral properties, mainly in the Red Lake district of Ontario, from prospector/entrepreneur Perry English. The terms of the acquisition grant to Rubicon certain rights to all payments, receivable by English, from the mineral properties. In addition to these payments, and to the extent a discovery is made and production is realized from the properties, applicable royalties will then be payable to Rubicon. Currently, the properties were optioned to 21 different exploration companies including Rubicon. Scheduled cash and share payments on the package of optioned properties exceed $580,000 in 2003, including more than $360,000 in cash payments. The optioned properties are currently in various stages of exploration. In addition to these payments, and to the extent a discovery is made and production is realized from the properties, applicable royalties will then be payable to Rubicon.

Highlights of the acquisition include:

- Portfolio includes 14 properties currently under option to Rubicon in the Red Lake gold camp
- Scheduled 2003 option payments in cash of more than $360,000
- Scheduled 2003 option payments in shares valued at an estimated at $220,000

The property interests have been acquired, subject to regulatory approval, for a cash payment of $500,000 and issuance of 250,000 shares of Rubicon. In addition, Mr. English will be paid a total of $75,000 for each full year of consultancy to the Company for a minimum of the next two years and a further two years at his election. Mr. English will also be entitled, for a period of six years, to a bonus on any annual gross income generated by Rubicon from the property interests in excess of $150,000. For full details of the bonus schedule, see the Company's news release dated March 10, 2003.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's consolidated financial statements and related costs. These financial statements are inclusive of the accounts of the Company's wholly-owned subsidiary, Rubicon Minerals USA Inc.

During the three months ended March 31, 2003, the Company's overall exploration and acquisition expenditures were $3,576,197 (three months ended March 31, 2002 - $2,462,303), of which $1,668,893 or 46.7%, was funded by partners (three months ended March 31, 2002 - $789,917 or 32.1%).

At December 31, 2002 and in conformity with current Canadian accounting practices for development stage enterprises, the company altered its accounting policy for management and administration fees received from joint venture partners such as these fees now offset the Company's historical deferred costs incurred on the properties to which they relate and are no longer included in revenue. This change in policy was applied retroactively and has resulted in a revised net first quarter 2002 loss of $166,766, or $0.01 per share, compared with a current first quarter 2003 loss of $284,930, or $0.01 per share. The 2002 loss disclosed previously and prior to this change in accounting policy was $102,428, or $0.01 per share.

The losses are inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (March 31, 2003 - $1,396; March 31, 2002 - Nil) and stock-based compensation (March 31, 2003 - $48,383; March 31, 2002 – Nil).

Total general and administrative expenses, net of non-cash charges, were $232,677 in the first quarter of 2003 compared to $164,736 in 2002. The higher net general and administrative charges are mainly a result of an increase in Investor Relations costs in line with Company growth and, to a lesser extent, additional administration costs associated with operating joint ventures. Although management and administrative fees for projects have been credited to specific projects in the financial statements, the $117,307 derived from these administrative fees in the first quarter of 2003 (an increase from $64,338 received during the comparative 2002 period) provided cash that partially offset the general and administrative costs of the Company's operations (see Statement of Cash Flows).

Investor Relations expenditures in the first quarter of 2003 were $94,613 (March 31, 2002 - $65,770) and are included within general and administrative charges. Investor relations costs in the first quarter of 2003 were higher than for the same period in 2002 as a result of marketing in connection with a financing completed in March 2003, ongoing marketing activities and due to salary costs associated with the appointment of a full-time VP of Investor Relations. Other investor relations costs were for designing and producing promotional materials and the maintenance of a Web site.

The Company's non-mineral property contracts are as follows: (1) two Directors of the Company, David W. Adamson and Michael J. Gray, are paid fees based on employment contracts at the rate of $6,500 per month, while a third Director and another Senior Officer, J. Garfield MacVeigh and Bill Cavalluzzo are paid $5,000 per month. These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties; (2) in May, 2002 the Company entered into a 10 month contract with Roman Friedrich & Company ("RFC") for provision of financial advisory services to the Company. RFC was paid a retainer of $15,000 per month (renewed for an additional year in March 2003 at a rate of $7500 per month) and was granted 250,000 stock options in 2002 for these services; and (3) the Company renewed its office lease on July 1st, 2001 and agreed to rent office facilities for a term of 3 years. The minimum annual lease payments are $66,640.

The Company has certain material commitments for capital expenditures in 2003 related to its mineral properties. The total U.S. dollar advanced royalty and assessment fee payments for 2003 will be approximately US$76,500. The total Canadian dollar property option-related payments and required exploration expenditures for 2003 will be approximately $4,200,000, (approximately $2,200,000 of this amount of this has been paid as of April 30, 2003). Of the above Canadian dollar commitments, partners will contribute approximately $2,744,000 towards the above requirements. Overall the Company's treasury will satisfy the above net commitments.

3. SUBSEQUENT EVENTS

The following events have occurred in the period since March 31, 2003

(i) Additional High-Grade Gold from Rubicon's McFinley Gold Project

The Company announced initial and final results from Phase I drilling at its flagship, 100% controlled McFinley gold project, Red Lake, Ontario, subsequent to the end of the first quarter, 2003. In the Company's news release dated April 3, 2003, it announced that high-grade gold had been discovered in three new widely separated target areas (MAC01, MAC-2 and MAC-3) associated with ultramafic bodies and their contacts. Eight of the 14 holes reported in this release contain visible gold. For complete results, see the April 3, 2003 news release.

In May 2003 the Company announced the final results of the Phase I drilling on the McFinley Gold Project where new follow-up drilling on the MAC-1 target confirmed that gold mineralization displays possible continuity both with depth and between sections and includes intersections of potential economic significance over minimum mining widths. For complete assay results of the Phase I program, see the Company's news release dated May 14, 2003. The Company drilled a total of 31,400 feet (9,571 metres) in 44 holes in this Phase I program. The program was designed to test several unexplored parts of the property, believed to have high potential for Red Lake-type gold deposits. Follow up drilling will commence in June 2003.

(ii)   Drill Results from the Red Lake McCuaig Joint Venture Project

Drilling in the program intersected gold mineralization in a number of holes with the best intersections of 0.21 oz/ton over 1.97 feet (MC03-45) and 0.18 oz/ton gold over 1.64 feet (MC03-48). For complete results of the program, see the Company's news release dated April 3, 2003.

(iii)   Option to International Lima Resources Corp.

The Company has optioned the six mineral licences known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. ("Lima") in consideration for Lima incurring $1.5 million, $1.75 million and $2.0 million respectively, in exploration expenditures and issuing 1.2 million of its common shares to the Company. Lima may earn a 60% interest in the above properties by satisfying the terms of the options and has a firm commitment to spend a total of $650,000 in the first year in connection with the three option agreements.

4.   FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

In February and March, 2003 the Company raised a total of $6,027,315 by way of a private placement financing. A total of 5,740,300 Units were sold at a price of $1.05 per Unit. Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $1.25 per Common Share until February 20, 2005. Research Capital Corporation acted as lead Agent in placing the Units, for which the Company paid a total of $349,038.90 (6% of the gross proceeds) cash commission and issued warrants which entitle the Agents to purchase a total of 316,286 (6% of the Units placed) Common Shares at a price of $1.05 per Common Share until February 20 (272,118 Warrants), February 26 (42,168 warrants) and March 4, 2005 (12,000 warrants). The net proceeds of the financing will be used to fund exploration on the Company's Red Lake assets, including the McFinley Gold Project, Ontario and for general working capital and corporate development purposes.

There have been no material variances with regards to the above financings regarding the disclosed principal purpose and the actual use of proceeds.

5.   LIQUIDITY AND SOLVENCY

The Company is presently exploring its properties for sufficient ore reserves to justify production. None of the Company's properties are yet in production and consequently do not produce any revenue. The English Royalty Acquisition, summarized above, will result in the generation of positive cash flow in 2003 from the properties to which it relates; however, the Company's ability to conduct operations, including the acquisition, exploration and development of mineral properties, continues to be based on its ability to raise funds, primarily from equity sources. While the Company believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations beyond then and the recoverability of amounts recorded for mineral properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and development and upon future profitable production or on sufficient proceeds from disposition of such properties.

The Company will have to obtain financing in the future through any or all of the following structures: i) joint ventures of projects; ii) equity financing; iii) debt financing, or; iv) other means. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.

The Company had a net working capital balance of approximately $5,157,317 as at March 31, 2003, compared to $795,947 at December 31, 2002.   The improvement in the Company's net working capital position during the quarter resulting largely from the Company's completion of a major financing which raised approximately $5.5 million net of issue costs, and which is more fully described at point 4 below. Included in the Company's balance of cash and cash equivalents at March 31, 2003 are high-grade conservative money market instruments with a total face value of $5,246,282. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear interest and carry a low degree of risk. Some examples of instruments used by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for exploration.

At May 27, 2003, outstanding options and warrants represented a total of 9,268,552 shares issuable for a maximum of $9,363,538 if these options and warrants were exercised in full. The exercise of the options and warrants is completely at the discretion of the holders and the Company has no indication that any of these dilutables will be exercised.

Special Note Regarding Forward Looking Statements:

Certain statements in this document constitute "forward looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks inherent in mineral exploration; risks associated with development, construction and mining operations; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; the Company's history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; environmental liability claims and insurance; and dependence on joint venture partners.

<u>Schedule A: Financial Information</u>

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets

(Stated in Canadian Dollars)

As at March 31, 2003 (unaudited – Prepared by Management) and December 31, 2002 (audited)

	March 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 6,046,833	$ 1,159,966
Amounts receivable	310,790	64,369
Goods and services tax receivable	86,451	120,028
Prepaid expenses	14,897	5,456
	6,458,971	1,349,819
Investments	40,119	40,119
Capital assets	38,189	38,954
Deferred property costs *(statement, note 4)*	14,046,714	12,258,113
	$ 20,583,993	$ 13,687,005
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,301,654	$ 553,872
Shareholders' Equity		
Share capital *(note 5a)*	25,369,298	18,935,162
Deficit	(6,086,959)	(5,802,029)
	19,282,339	13,133,133
	$ 20,583,993	$ 13,687,005

Approved by the Board of Directors:

"David W. Adamson"

David W. Adamson
Director

"Douglas B. Forster"

Douglas B. Forster
Director

The accompanying notes are an integral part of these financial statements.

RUBICON MINERALS CORPORATION

Consolidated Statements of Operations and Deficit
Unaudited – Prepared by Management.
(Stated in Canadian Dollars)

	For the three months ended March 31,	
	2003	**2002**
Expenses		
Amortization	$ 2,474	$ 2,030
Consulting, inclusive of stock-based compensation	78,384	5,000
Interest and miscellaneous income	(17,140)	(19,958)
Investor relations	94,613	65,770
Office	23,243	12,807
Professional fees	12,639	41,128
Rent	20,165	15,764
Salaries	25,974	28,757
Security filing fees	34,927	11,962
Travel and accommodation	5,616	1,949
Utilities	2,639	1,557
Write-down of investments	-	-
Write-off of deferred property costs	1,396	-
Net loss for the period	(284,930)	(166,766)
Deficit, beginning of period	(5,802,029)	(4,699,917)
Deficit, end of period	$ (6,086,959)	$ (4,866,683)
Loss per share	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Cash Flows
Unaudited – Prepared by Management
(Stated in Canadian Dollars)

	For the three months ended March 31,	
	2003	**2002**
Cash provided by (used for):		
Operations		
Net loss for the period	$ (284,930)	$ (166,766)
Add items which do not include cash:		
Stock-based compensation	48,383	-
Amortization	2,474	2,030
Write down of investments	-	-
Write-off of deferred property costs	1,396	-
Changes in non-cash working capital components:		
Prepaid expenses	(9,441)	4,305
Amounts receivable	(246,421)	(117,088)
Goods and services tax receivable	33,577	(27,397)
Accounts payable and accrued liabilities	747,782	394,382
	292,820	89,466
Investing activities*		
Deferred property costs - gross	(3,261,197)	(2,216,053)
Purchase of capital assets	(1,709)	(5,608)
	(3,262,906)	(2,221,661)
Financing activities*		
Common shares issued for cash	6,621,553	5,036,924
Share issue costs	(550,800)	(256,029)
Recovery of property costs incurred	1,668,893	789,917
Management and administration fees received	117,307	64,338
	7,856,953	5,635,150
Net cash provided during the period	4,886,867	3,502,955
Cash and cash equivalents, beginning of period	1,159,966	1,008,686
Cash and cash equivalents, end of period	$ 6,046,833	$ 4,511,641

* Supplemental Disclosure of Non-Cash Investing and Financing Activities

During the first quarter ended March 31, 2003, the Company issued 275,000 (comparative quarter of 2002 – 337,500) of its common shares at a value of $315,000 (2002 - $246,250) pursuant to the terms of property joint venture agreements. During the current quarter the Company issued stock options having a fair value of $48,383 for consulting services rendered.

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Deferred Property Costs
Unaudited – Prepared by Management
(Stated in Canadian Dollars)

	Balance December 31, 2002 (audited)	Expenditures (Fees earned - 2003) (unaudited – prepared by management)	Write-off or Recovery 2003 (unaudited – prepared by management)	Balance March 31, 2003 (unaudited – prepared by management)
CANADA				
ONTARIO				
Red Lake Properties				
McFinley Property				
Acquisition costs	$ 2,592,103	$ 75,433	-	$ 2,667,536
Exploration costs				
Geological and geochemical	596,447	134,517	-	730,964
Drilling	295,516	606,391	-	901,907
Geophysical	78,365	21,437	-	99,802
Travel and accommodation	20,616	21,345	-	41,961
Other	25,139	1,141	-	26,280
	3,608,186	860,264	-	4,468,450
Red Lake Joint Venture Properties				
Acquisition costs	429,075	129,387	(115,887)	442,575
Exploration costs				
Geological and geochemical	443,117	202,698	(202,638)	443,177
Drilling	381,223	1,068,120	(1,068,120)	381,223
Geophysical	95,342	113,452	(113,452)	95,342
Travel and accommodation	32,949	33,079	(33,079)	32,949
Other	3,118	-	-	3,118
Administration fees (earned)	(201,540)	(105,337)	-	(306,877)
	1,183,284	1,441,399	(1,533,176)	1,091,507
McCuaig Project				
Acquisition costs	79,940			79,940
Exploration costs				
Geological and geochemical	399,753	25,117	(10,042)	414,828
Drilling	873,632	160,355	(64,143)	969,844
Geophysical	27,202	800	(320)	27,682
Travel and accommodation	22,991	4,792	(1,917)	25,866
Other	1,400	-	-	1,400
Administration fees (earned)	(10,144)	(11,880)	-	(22,024)
	1,394,774	179,184	(76,422)	1,497,536
Other Red Lake Properties				
Acquisition costs	90,895	(15,410)	-	75,485
Exploration costs				
Geological and geochemical	52,024	4,118	-	56,142
Drilling	-	-	-	
Geophysical	78,973	-	-	78,973
Travel and accommodation	892	64	-	956
	222,784	(11,228)	-	211,556

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs *(continued)*
(Stated in Canadian Dollars)

	Balance December 31, 2002 (audited)	Expenditures (Fees earned - 2003) (unaudited – prepared by management)	Write-off or Recovery 2003 (unaudited – prepared by management)	Balance March 31, 2003 (unaudited – prepared by management)
Other Ontario Properties				
Acquisition costs	$ 41,310	$ -	$ -	$ 41,310
Exploration costs				
Geological and geochemical	22,722	-	-	22,722
Geophysical	56,362	-	-	56,362
Travel and accommodation	1,322	-	-	1,322
	121,716	-	-	121,716
Perry English Royalty Division Properties				
Acquisition costs	-	836,871	-	836,871
Exploration costs				-
Geological and geochemical	-	12,729	-	12,729
Drilling	-	-	-	-
Travel and accommodation	-	1,194	-	1,194
Administration fees (earned)	-	-	-	-
	-	850,794	-	850,794
NEWFOUNDLAND				
Gold Properties				
StarTrack Trend Properties				
Acquisition costs	196,826	50	-	196,876
Exploration costs				
Geological and geochemical	165,282	22,935	-	188,217
Geophysical	11,822	23,199	-	35,021
Travel and accommodation	9,380	359	-	9,739
Other	450	-	-	450
	383,760	46,543	-	430,303
Golden Promise Properties				
Acquisition costs	146,887	-	-	146,887
Exploration costs				
Geological and geochemical	146,369	8,473	-	154,842
Drilling	113,636	-	-	113,636
Geophysical	11,443	-	-	11,443
Travel and accommodation	5,251	954	-	6,205
	423,586	9,427	-	433,013
Avalon Trend Properties				
Acquisition costs	55,340	-	-	55,340
Exploration costs				
Geological and geochemical	143,427	20,297	-	163,724
Travel and accommodation	3,072	246	-	3,318
	201,839	20,543	-	222,382

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs *(continued)*
(Stated in Canadian Dollars)

	Balance December 31, 2002 (audited)	Expenditures (Fees earned - 2003) (unaudited – prepared by management)	Write-off or Recovery 2003 (unaudited – prepared by management)	Balance March 31, 2003 (unaudited – prepared by management)
Glenwood-Botwood Trend Properties				
Acquisition costs	$ 398,773	$ (641)	$ -	$ 398,132
Exploration costs				
Geological and geochemical	286,659	42,947	-	329,606
Geophysical	204,521	(60,783)	-	143,738
Travel and accommodation	5,173	669	-	5,842
	895,126	(17,808)	-	877,318
New World Property				
Acquisition costs	35,040	-	-	35,040
Exploration costs				
Geological and geochemical	85,357	2,845	-	88,202
Travel and accommodation	1,766	-	-	1,766
	122,163	2,845	-	125,008
Great NP Gold Trend Property				
Acquisition costs	117,071	-	-	117,071
Exploration costs				
Geological and geochemical	25,010	-	-	25,010
Travel and accommodation	3,373	-	-	3,373
	145,454	-	-	145,454
Base Metal Properties				
Acquisition costs	266,157	17,475	(58,689)	224,943
Exploration costs				
Geological and geochemical	511,960	39,479	-	551,439
Drilling	538,236	-	-	538,236
Geophysical	169,913	810	-	170,723
Travel and accommodation	39,580	941	-	40,521
Other	9,612	-	-	9,612
Administration fees (earned)	(84,947)	-	-	(84,947)
	1,450,511	58,705	(58,689)	1,450,527
BRITISH COLUMBIA				
Axelgold and Thumb Peak Properties				
Acquisition costs	434,571	-	-	434,571
Exploration costs				
Geological and geochemical	59,041	(371)	-	58,670
Drilling	1,099	-	-	1,099
Travel and accommodation	2,921	22	-	2,943
Administration fees (earned)	(63,860)	-	-	(63,860)
	433,772	(349)	-	433,423

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs *(continued)*
(Stated in Canadian Dollars)

	Balance December 31, 2002 (audited)	Expenditures (Fees earned - 2003) (unaudited – prepared by management)	Write-off or Recovery 2003 (unaudited – prepared by management)	Balance March 31, 2003 (unaudited – prepared by management)
NUNAVUT, BAFFIN ISLAND				
Incognita Joint Venture Property				
Acquisition costs	$ 84,048	$ -	$ -	$ 84,048
Exploration costs				
Geological and geochemical	83,759	2,590	(2,002)	84,347
Drilling	32,758	-	-	32,758
Geophysical	14,151	-	-	14,151
Travel and accommodation	4,294	-	-	4,294
Other	282	-	-	282
Administration fees (earned)	(197,448)	(88)	-	(197,536)
	21,844	2,502	(2,002)	22,344
UNITED STATES OF AMERICA				
ALASKA				
Palmer Property				
Acquisition and holding costs	800,865	16,069	-	816,934
Exploration costs				
Geological and geochemical	213,957	-	-	213,957
Drilling	680,324	-	-	680,324
Travel and accommodation	13,193	-	-	13,193
Other	17,458	-	-	17,458
Administration fees (earned)	(76,483)	-	-	(76,483)
	1,649,314	16,069		1,665,383
Deferred Property Costs	$ 12,258,113	$ 3,458,890	$ (1,670,289)	$ 14,046,714

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
March 31, 2003
Unaudited – Prepared by Management

1. BASIS OF PRESENTATION

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company's audited financial statements dated December 31, 2002, and should be read in conjunction with these annual statements, which provide more comprehensive note disclosures of certain financial statement line items, including the Company's property interests.

2. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. These activities are conducted primarily in Canada and Alaska, USA.

3. RELATED PARTY TRANSACTIONS

Two directors of the Company are paid fees based on employment contracts at the rate of $6,500 per month. One director of the Company is paid a fee based on an employment contract at the rate of $5,000 per month. These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

	Three month periods ended	
	March 31, 2003	March 31, 2002
Aggregate fees paid to directors	$54,000	$54,000

The Company also paid a law firm, of which a partner of the firm is a director of the Company $90,000 for the three months ended March 31, 2003, for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and as at March 31, 2003 this firm is owed approximately $40,000 for an additional unpaid portion of this amount, a balance which is included in accounts payable and accrued liabilities.

4. MINERAL PROPERTIES

The following is an update of the Company's property interests. Only changes in the Company's property interests since December 31, 2002 are indicated here.

CANADA
ONTARIO

English Royalty Division
The Company purchased underlying title to 63 mineral properties located principally in the Red Lake Mining Division in consideration for a cash payment of $500,000 and the issuance of 250,000 common shares. Fourteen of the 63 properties are subject to current agreements involving the Company as optionee, including Red lake West, Humlin West, Red Lake East, MacKenzie, Coli Lake, Pipestone East, NST English (Newfoundland), Pipestone South, Pipestone North, East Bay, Baird, Slate Bay English, Hammell Lake, McCuaig and Wolf Bay. Accordingly, this agreement will reduce the Company's aggregate property payments due under these pre-existing options by $414,000, including $114,000 in 2003.

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements
March 31, 2003
Unaudited – Prepared by Management

NEWFOUNDLAND

Barren Lake Property

The Company acquired an option to earn a 100% interest in three mineral licences known as the Barren Lake Property located in Newfoundland. In order for the Company to earn its interest it must make $57,000 in cash payments, pay $3,600 in staking costs and issue 40,000 common shares or pay an additional $57,000 cash. The property is subject to a 2.5% NSR of which 1.5% can be purchased for $1.5 million.

Victoria Lake Property

The Company acquired an option to earn a 100% interest in 166 claims known as the Victoria Lake Property located in Newfoundland. In order for the Company to earn its interest it must make $60,000 in cash payments, and issue 40,000 common shares or pay an additional $57,000 in cash. The property is subject to a 2.5% NSR of which 1.5% can be purchased for $1.5 million.

Option to International Lima Resources Corp

The Company has optioned the six mineral licences known as the Wings Point Property, seven mineral licences known as the Victoria Lake Property and 11 mineral licences known as the Glenwood Break Property to International Lima Resources Corp. ("Lima") in consideration for Lima incurring $1.5 million, $1.75 million and $2.0 million respectively, in exploration expenditures and issuing 800,000 of its common shares to the Company. Lima may earn a 60% interest in the above properties by satisfying the terms of the options and has a firm commitment to spend a total of $650,000 in the first year in connection with the three option agreements.

5. SHARE CAPITAL

(a) Authorized share capital consists of 250,000,000 common shares without par value.

	Price per Share $	Number of Shares	Cost $
Issued at December 31, 2002		34,032,251	$ 18,935,162
Issued for property interests	1.10	25,000	27,500
	1.15	250,000	287,500
Private Placement	1.05	5,740,300	[1] 5,476,515
Warrant Exercise	0.35	166,393	58,238
	0.80	295,000	236,000
	0.65	144,231	93,750
	1.10	187,500	206,250
Stock-based compensation	-	-	48,383
		6,808,424	6,434,136
Issued at March 31, 2003		40,840,675	$25,369,298

Note: [1] Net of issue costs of $550,800

(b) Stock Options

The following is a summary of the changes in the Company's outstanding stock options for the interim period ended March 31, 2003.

RUBICON MINERALS CORPORATION

	Number of Shares	Weighted- Average Exercise Price $
Fixed options		
Balance at beginning of year	3,117,500	0.67
Granted	200,000	0.91
Outstanding and exercisable at end of fiscal year*	3,317,500	0.68

* At March 31, 2003, the weighted-average remaining contractual life of stock options outstanding is 2.1 years.

The fair value of options has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 3.5%; expected lives of 2 years; an expected volatility of 35%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

(c) Summary of stock options and warrants outstanding:

Type of Issue	Number Outstanding	Exercise Price or Price Range $	Expiry Date
March 31, 2003			
Stock Options	1,472,500	0.21-0.74	11/22/03
	250,000	1.34	05/29/04
	50,000	0.87	10/15/04
	20,000	0.62	11/20/04
	75,000	0.87	01/17/05
	125,000	0.76	12/15/05
	1,225,000	0.83	08/08/07
	100,000	1.15	07/09/07
Total Stock Options	3,317,500		
Warrants	1,069,616	0.65	07/30/03
	1,687,500	1.50	09/04/03
	2,267,650	1.25	02/20/05
	502,500	1.25	02/26/05
	100,000	1.25	03/04/05
Agents' Warrants	272,118	1.05	02/20/05
	42,168	1.05	02/26/05
	12,000	1.05	03/04/05
Total Warrants	5,953,552		

6.   SUBSEQUENT EVENT

In addition to items disclosed elsewhere in these notes during the period since March 31, 2003 the Company issued an aggregate of 63,000 common shares at deemed prices ranging from $0.87 to $0.94 pursuant to various property option agreements, and issued 2,500 common shares in connection with the exercise of 2,500 stock options at a price of $0.21 per share.